UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):		Form 10-K	Form 20-F	Form 11-K
	☒	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR
For Period Ended: June 30, 2026

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
For the Transition Period Ended:
If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION
DocGo Inc.
Full Name of Registrant

Former Name if Applicable

35 West 35th Street, Floor 6 Address of Principal Executive Office (Street and Number)

New York, New York 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense. Additional time is required for the completion and review of the Company’s financial statements and related disclosures. The Company expects to file the Quarterly Report within the five-day extension period permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notiﬁcation
Ely Tendler                 (718)        755-8065
(Name) (Area Code)     (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes [X] No [ ]
(3)    Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DocGo Inc.
                (Name of Registrant as Speciﬁed in Charter)
has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2026        By /s/ Ely Tendler